July 28, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:	Jeff Gordon
Claire Erlanger
Eranga Dias
Asia Timmons-Pierce

Re:	LQR House Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed July 24, 2023 File No. 333-272660

Ladies and Gentlemen:

We hereby submit the responses of LQR House Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated July 27, 2023, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form S-1/A filed July 24, 2023

General

1.	We note your response to prior comment four and reissue our comment. Please address any risks related to your agreements and/or transactions with Dollinger Innovations Inc., Dollinger Holdings LLC, and your Chief Executive Officer. In that regard, we note the transactions and agreements entered into in 2021 and July 2023.

Response: The Company respectfully acknowledges the Staff’s comment and would like to advise the Staff that it has added the following risk factor – Our Chief Executive Officer and Director is, and may in the future become, affiliated with entities engaged in business activities similar to those that could be conducted by us and, accordingly, may in the future have conflicts of interest in allocating his time and determining to which entity a particular business opportunity should be presented on pages 8 and 12.

* * * * *

Nauth LPC ● www.nauth.com ● T 416.477.6031 • F 416.477.6032

217 Queen Street West - Suite 401, Toronto, Ontario, M5V 0R2

U.S. Securities and Exchange Commission July 28, 2023 Page 2

The Company hereby advises, or acknowledges to, Staff that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031. You also may contact the undersigned by email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth
Daniel D. Nauth

cc:	Sean Dollinger, Chief Executive Officer LQR House Inc.

www.nauth.com